Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$52,083	$32,720	$30,302	$20,089	$19,824
Adjustments:
Fixed Charges	7,355	7,601	8,135	8,651	7,596
Amortization of capitalized interest	197	195	181	167	148
Interest capitalized	(395)	(279)	(568)	(340)	—

Earnings as Defined	$59,240	$40,237	$38,050	$28,567	$27,568

Fixed Charges:
Interest expensed	6,409	6,792	6,700	7,383	6,346
Interest capitalized	395	279	568	340	—
Amortization of debt costs	378	349	295	178	135
Portion of rent representative of an interest factor	173	181	572	750	1,115

Fixed Charges	$7,355	$7,601	$8,135	$8,651	$7,596

Ratio of Earnings to Fixed Charges	8.1	5.3	4.7	3.3	3.6